Exhibit 99.1

Canaan Inc. Reports Unaudited First Quarter 2025 Financial Results

Total revenues of US$82.8 million exceeded guidance, up 135.9% YoY

Bitcoin mining revenues reached US$24.3 million, up 131.9% YoY

Singapore, May 20, 2025 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in crypto mining, today announced its unaudited financial results for the three months ended March 31, 2025.

First Quarter 2025 Operating and Financial Highlights

Total revenues were US$82.8 million, which beat the guidance of US$75 million and increased 135.9% year-over-year.

Total computing power sold was 5.5 million Terahash per second (TH/s), representing a year-over-year increase of 62.6%.

Mining revenue was US$24.3 million and increased 131.9% year-over-year, with 259 bitcoins mined at an average revenue of US$93,466 per bitcoin.

Gross profit was US$0.6 million, compared to a gross loss of US$37.3 million in the same period of 2024.

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “In the first quarter, our industry endured intensified volatility stemming from a combined effect of seasonal softness and the abrupt rollout of new U.S. tariff measures. Despite this turbulent landscape, we delivered total revenues of US$82.8 million, which was substantially above our prior guidance. Driven by continued mass shipments of our A15 series, we successfully sold over 5.5 million TH/s of computing power, a remarkable 62.6% increase year over year. At the same time, our mining business demonstrated strong momentum. Through solid execution of project expansion in North America and collaboration optimization, we rapidly enhanced our installed mining capacity to 6.6 EH/s by March 31, 2025. This, coupled with a higher average bitcoin price during the period, enabled us to achieve record-high quarterly mining revenue of US$24.3 million in the first quarter, a 58.6% sequential increase. As of the end of April, our global installed hashrate further grew to surpass 8 EH/s, including over 3 EH/s in North America.

“Following the U.S. government’s tariff revisions since February, the imposed layered duties have triggered significant disruption across the mining industry in the region. While our globally distributed supply chain has mitigated some of the incremental cost burdens, miners’ broader operational uncertainty remains. We are actively tracking the evolving policy landscape and staying agile in exploring supply alternatives and regional diversification. Amid the headwinds, our resolve to advance research and development remains steadfast. We continued propelling yield rate and product innovation to bolster both our machine sales and mining operations. Our decade-long resilience across cycles gives us confidence to persevere through this period of uncertainty.”

Jin “James” Cheng, chief financial officer of Canaan, stated, “In the challenging first quarter, we achieved encouraging results, with total revenues outperforming expectations. The mass delivery of our new A15 products supported a 30.4% sequential increase in the average selling price of computing power sold, which, combined with robust shipment volume, brought us to a breakeven in gross margin for the first time in the past two years’ bear market period. On the mining side, through disciplined site deployment, we now operate across both the U.S. and other international locations, achieving a balanced geographic footprint that helps mitigate regional policy risks. During the first quarter, higher installed capacity and improved uptime, as well as adjusted collaboration, enabled us to mine 259 bitcoins, setting a new quarterly record despite heightened difficulty. Our competitive all-in power cost of US$0.042/kWh also helped us maintain an excellent efficiency in bitcoin mining and cryptocurrency accumulation. As of March 31, 2025, our owned bitcoin holdings on the balance sheet reached 1,408, demonstrating a new all-time high.

“During the first quarter, we remained disciplined in managing expenses while keeping our research and development advancement. We achieved a more than 39% sequential reduction in general and administrative expenses, which helped narrow our operating loss by over 32% quarter over quarter. Simultaneously, we strategically accumulated inventory of the A15 series in preparation for market rebounds and regional demand shifts. We are also diligently managing production capacity to navigate ongoing macroeconomic and regulatory uncertainties. As always, we will evaluate market signals with prudence and act decisively to align our operations, addressing both near-term stability and long-term growth readiness.”

First Quarter 2025 Financial Results

Total revenues in the first quarter of 2025 were US$82.8 million, as compared to US$88.8 million in the fourth quarter of 2024 and US$35.1 million in the same period of 2024. Total revenues consisted of US$58.3 million in products revenue, US$24.3 million in mining revenue and US$200 thousand in other revenues.

Products revenue in the first quarter of 2025 was US$58.3 million, compared to US$73.5 million in the fourth quarter of 2024 and US$23.4 million in the same period of 2024. The sequential decrease was mainly due to a decrease in the computing power sold, partially offset by an increase in the average selling price. The year-over-year increase was driven by increased computing power sold and increased average selling price.

Mining revenue in the first quarter of 2025 was US$24.3 million, compared to US$15.3 million in the fourth quarter of 2024 and US$10.5 million in the same period of 2024. The sequential and year-over-year increases were mainly attributable to an increase in mining computing power energized and an increase in the bitcoin price.

Cost of revenues in the first quarter of 2025 was US$82.1 million, compared to US$95.1 million in the fourth quarter of 2024 and US$72.4 million in the same period of 2024.

Products costs in the first quarter of 2025 were US$59.2 million, compared to US$80.2 million in the fourth quarter of 2024 and US$59.8 million in the same period of 2024. The sequential and year-over-year decreases were mainly attributable to decreased inventory write-down. The inventory write-down for this quarter was US$2.5 million, compared to the inventory write-down, prepayment write-down and provision for inventory purchase commitments amounting to US$12.9 million for the fourth quarter of 2024 and US$47.5 million for the same period of 2024. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down, prepayment write-down and provision for inventory purchase commitments.

Mining costs in the first quarter of 2025 were US$22.9 million, compared to US$14.9 million in the fourth quarter of 2024 and US$12.2 million in the same period of 2024. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year increases were mainly due to the increase in deployed computing power for the Company’s mining operations. The depreciation in this quarter for deployed mining machines was US$6.2 million, compared to US$6.0 million in the fourth quarter of 2024 and US$5.2 million in the same period of 2024.

Gross profit in the first quarter of 2025 was US$646 thousand, compared to a gross loss of US$6.4 million in the fourth quarter of 2024 and a gross loss of US$37.3 million in the same period of 2024.

Total operating expenses in the first quarter of 2025 were US$38.3 million, compared to US$49.3 million in the fourth quarter of 2024 and US$30.7 million in the same period of 2024.

Research and development expenses in the first quarter of 2025 were US$18.9 million, compared to US$16.6 million in the fourth quarter of 2024 and US$15.3 million in the same period of 2024. The sequential increase was mainly due to an increase of US$1.4 million in research and development expenditure and an increase of US$0.8 million in staff cost. The year-over-year increase was mainly due to an increase of US$2.2 million in staff costs and an increase of US$0.8 million in research and development expenditure. Research and development expenses in the first quarter of 2025 also included share-based compensation expenses of US$1.8 million.

Sales and marketing expenses in the first quarter of 2025 were US$2.9 million, compared to US$1.3 million in the fourth quarter of 2024 and US$1.1 million in the same period of 2024. The sequential and year-over-year increase was mainly due to an increase in staff costs. Sales and marketing expenses in the first quarter of 2025 also included share-based compensation expenses of US$53 thousand.

General and administrative expenses in the first quarter of 2025 were US$16.9 million, compared to US$27.8 million in the fourth quarter of 2024 and US$16.7 million in the same period of 2024. The sequential decrease was mainly due to a decrease of US$3.5 million in professional service fees, a decrease of US$2.5 million in share-based compensation expenses, a decrease of US$3.0 million in allowance of doubtful receivables and a decrease of US$1.6 million in staff costs. The year-over-year comparison remained stable as the increase in professional service fees was offset by the decreases in lease expenses and share-based compensation expenses. General and administrative expenses in the first quarter of 2025 also included share-based compensation expenses of US$5.3 million.

Impairment on property and equipment in the first quarter of 2025 was nil, compared to US$4.0 million in the fourth quarter of 2024 and nil in the same period of 2024.

Loss from operations in the first quarter of 2025 was US$37.6 million, compared to US$55.6 million in the fourth quarter of 2024 and US$68.0 million in the same period of 2024.

Change in fair value of cryptocurrency and Change in fair value of financial derivative in the first quarter of 2025 were a loss of US$2.3 million and a loss of US$14.1 million, respectively, compared to a gain of US$15.6 million and a gain of US$23.4 million in the fourth quarter of 2024, respectively. The decreases were mainly due to the decreased bitcoin price on March 31, 2025, compared to the bitcoin price on December 31, 2024.

Change in fair value of financial instruments other than derivatives in the first quarter of 2025 was a loss of US$4.4 million, compared to a gain of US$17.2 million in the fourth quarter of 2024 and a gain of US$2.3 million in the same period of 2024, which was mainly due to the changes in fair value of Series A and Series A-1 convertible preferred shares.

Excess of fair value of Convertible Preferred Shares in the first quarter of 2025 was US$28.2 million, compared to US$22.1 million in the fourth quarter of 2024 and US$0.4 million in the same period of 2024.

Foreign exchange gains, net in the first quarter of 2025, were US$0.8 million, compared with a gain of US$5.7 million in the fourth quarter of 2024 and a loss of US$1.8 million in the same period of 2024, respectively.

Loss before income tax expense in the first quarter of 2025 was US$85.7 million, compared to US$7.6 million in the fourth quarter of 2024 and US$38.6 million in the same period of 2024.

Net loss in the first quarter of 2025 was US$86.4 million, compared to US$92.9 million in the fourth quarter of 2024 and US$39.4 million in the same period of 2024.

Non-GAAP adjusted EBITDA in the first quarter of 2025 was a loss of US$38.1 million, as compared to a gain of US$19.3 million in the fourth quarter of 2024 and a loss of US$26.0 million in the same period of 2024. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

Foreign currency translation adjustment, net of nil tax, in the first quarter of 2025 was a loss of US$1.1 million, compared with a loss of US$9.7 million in the fourth quarter of 2024 and a loss of US$5.0 million in the same period of 2024, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the first quarter of 2025 were US$0.27. In comparison, basic and diluted net loss per ADS in the fourth quarter of 2024 were US$0.33, while basic and diluted net loss per ADS in the same period of 2024 were US$0.16. Each ADS represents 15 of the Company’s Class A ordinary shares.

As of March 31, 2025, the Company held Cryptocurrency assets with a fair value of US$40.0 million and Cryptocurrency receivable with an aggregate fair value of US$86.0 million. Cryptocurrency assets primarily consist of 377.7 bitcoins owned by the Company and 60.1 bitcoins received as customer deposits. Cryptocurrency receivable consists of 900 bitcoins pledged for secured term loans, 100.3 bitcoins transferred to a fixed-term product, and 30 bitcoins prepaid for professional services. The classification of cryptocurrency receivable between current and non-current assets is consistent with the corresponding secured term loans. As of March 31, 2025, the Company held a total of 1,468.1 bitcoins.

As of March 31, 2025, the Company had cash of US$96.8 million, compared to US$96.5 million as of December 31, 2024.

Accounts receivable, net as of March 31, 2025, was US$1.7 million, compared to US$1.5 million as of December 31, 2024. Accounts receivable was mainly due to an installment policy implemented for some major customers who meet certain conditions.

Contract liabilities as of March 31, 2025, were US$17.5 million, compared to US$24.2 million as of December 31, 2024.

Shares Outstanding

As of March 31, 2025, the Company had a total of 360,596,806 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Strategic Initiatives to Enhance Shareholder Value

In response to recent market dynamics, including the impact of U.S. tariff events on the Company’s stock price, the Company believes that the current share price is deeply undervalued relative to its intrinsic value and long-term growth prospects. The Company is actively exploring strategic initiatives, including a potential share repurchase program, to address this valuation gap. Such initiatives may be subject to the approval of the Company’s board of directors and will be executed in compliance with all applicable laws and regulations. The Company will disclose material developments regarding these initiatives through subsequent announcements.

Termination of the Second Tranche of the New Series A-1 Preferred Shares Financing

On March 6, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (the “Buyer”), pursuant to which the Company agreed to issue and sell to the Buyer up to 200,000 Series A-1 Convertible Preferred Shares (the “Series A-1 Preferred Shares”). On March 10, 2025, the Company closed the first tranche of the Series A-1 Preferred Shares financing (the “First Tranche Preferred Shares Closing”) with the issuance of 100,000 Series A-1 Preferred Shares and the net proceeds of US$99.7 million.

Effective April 30, 2025, due to unforeseen market conditions, the Company and the investor have mutually agreed to terminate the agreement with respect to the second tranche of US$100 million.

As of the date of the Company’s earnings release for the first quarter of 2025, the Company has 6,800,585,898 Class A ordinary shares, 311,624,444 Class B ordinary shares, 50,000 Series A Preferred Shares and 47,450 Series A-1 Preferred Shares issued and outstanding. The increase in the outstanding Class A ordinary shares compared to the end of 2024 was due to the conversion from 52,550 Series A-1 Preferred Shares to 1,413,765,855 Class A ordinary shares by the Buyer and the issuance of 7,000,000 ADSs (105,000,000 Class A ordinary shares) as pre-delivery shares.

The At-the-Market (“ATM”) Offering

On December 23, 2024, the Company entered into a sales agreement (the “ATM Agreement”) with Macquarie Capital Limited (“Macquarie Capital”), Keefe, Bruyette & Woods, Inc. (“KBW”), China Renaissance Securities (Hong Kong) Limited, Compass Point Research & Trading, LLC, Craig-Hallum Capital Group LLC, Northland Securities, Inc., Rosenblatt Securities Inc., The Benchmark Company, LLC, and B. Riley Securities Inc. (“B. Riley”) as sales agents (the “sales agents”).

From December 23, 2024, to May 20, 2025, the date of the Company’s earnings release for the first quarter of 2025, the Company utilized the ATM for fundraising and sold 21,088,579 ADSs with net proceeds of approximately US$42.5 million at an average price of US$2.08 per ADS. With the successful settlement of the First Tranche Preferred Shares Closing, the Company did not utilize the ATM after February 19, 2025.

Business Outlook

In light of the recent developments surrounding the U.S. government’s newly imposed tariff measures, which have introduced substantial uncertainty into the bitcoin mining industry and impacted the operational plans of mining players in the region, the Company’s management has decided to withdraw its previously issued full-year 2025 revenue guidance.

For the second quarter of 2025, the Company currently expects total revenues to be approximately US$100 million, reflecting the near-term market conditions and evolving customer dynamics, which are subject to change.

The Company will continue to closely monitor the global policy environment and market developments, and may revise or update its outlook as appropriate, based on future clarity and business visibility.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on May 20, 2025 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. First Quarter 2025 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI5209e6bc41a444668d61b62fb0e465c9

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world’s first batch of mining machines incorporating ASIC technology in bitcoin’s history under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, the ability of the company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan’s business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax expenses, interest income, interest expense, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments other than derivatives and excess of fair value of Convertible Preferred Shares. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

ICR, LLC.
Robin Yang
Tel: +1 (347) 396-3281
Email: canaan.ir@icrinc.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of March 31,
	2024	2025
	USD	USD
ASSETS
Current assets:
Cash	96,488	96,773
Accounts receivable, net	1,514	1,679
Inventories	94,620	113,863
Prepayments and other current assets	90,874	161,912
Cryptocurrency receivable, current	50,525	60,927
Total current assets	334,021	435,154
Non-current assets:
Cryptocurrency	61,821	39,967
Cryptocurrency receivable, non-current	19,057	25,030
Property, equipment and software, net	40,163	40,979
Intangible asset	901	848
Operating lease right-of-use assets	3,495	3,014
Deferred tax assets	295	295
Other non-current assets	476	17,481
Non-current financial investment	2,782	2,786
Total non-current assets	128,990	130,400
Total assets	463,011	565,554
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	16,658	23,959
Accounts payable	13,975	15,724
Contract liabilities	24,248	17,515
Income tax payable	10,932	10,743
Accrued liabilities and other current liabilities	43,406	36,702
Operating lease liabilities, current	1,237	1,420
Convertible Preferred Shares	68,113	183,805
Total current liabilities	178,569	289,868
Non-current liabilities:
Long-term loans	7,279	20,738
Operating lease liabilities, non-current	1,701	1,098
Deferred tax liability	153	144
Other non-current liabilities	9,055	9,068
Total liabilities	196,757	320,916
Shareholders’ equity:
Ordinary shares (US$0.00000005 par value; 999,999,675,000 shares authorized, 5,593,444,487 and 5,930,192,942 shares issued, 4,614,163,022 and 5,289,732,047 shares outstanding as of December 31, 2024 and March 31, 2025, respectively)	-	-
Treasury stocks (US$0.00000005 par value; 229,281,465 and 206,789,580 shares as of December 31, 2024 and March 31, 2025, respectively)	(57,055)	(57,055)
Additional paid-in capital	816,363	882,235
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(57,456)	(58,513)
Accumulated deficit	(450,490)	(536,921)
Total shareholders’ equity	266,254	244,638
Total liabilities and shareholders’ equity	463,011	565,554

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	USD	USD	USD
Revenues
Products revenue	23,446	73,452	58,322
Mining revenue	10,460	15,295	24,254
Other revenues	1,185	20	200
Total revenues	35,091	88,767	82,776
Cost of revenues
Product cost	(59,757)	(80,215)	(59,190)
Mining cost	(12,152)	(14,904)	(22,940)
Other cost	(509)	-	-
Total cost of revenues	(72,418)	(95,119)	(82,130)
Gross (loss) profit	(37,327)	(6,352)	646
Operating expenses:
Research and development expenses	(15,342)	(16,572)	(18,947)
Sales and marketing expenses	(1,073)	(1,338)	(2,936)
General and administrative expenses	(16,671)	(27,784)	(16,908)
Impairment on property and equipment	-	(4,043)	-
Gain on disposal of property, equipment and software	2,367	448	516
Total operating expenses	(30,719)	(49,289)	(38,275)
Loss from operations	(68,046)	(55,641)	(37,629)
Interest income	205	107	57
Interest expense	-	(260)	(351)
Change in fair value of cryptocurrency	33,583	15,641	(2,264)
Change in fair value of financial instruments other than derivatives	2,340	17,213	(4,392)
Change in fair value of financial derivatives	(5,891)	23,411	(14,055)
Excess of fair value of convertible preferred shares	(376)	(22,052)	(28,179)
Foreign exchange (losses) gains, net	(1,843)	5,650	835
Other income, net	1,437	8,330	252
Loss before income tax expenses	(38,591)	(7,601)	(85,726)
Income tax expense	(802)	(85,301)	(705)
Net loss	(39,393)	(92,902)	(86,431)
Foreign currency translation adjustment, net of nil tax	(4,987)	(9,720)	(1,057)
Total comprehensive loss	(44,380)	(102,622)	(87,488)
Weighted average number of shares used in per share calculation:
— Basic	3,719,629,615	4,285,731,465	4,817,919,054
— Diluted	3,719,629,615	4,285,731,465	4,817,919,054
Net loss per share (cent per share)
— Basic	(1.06)	(2.17)	(1.79)
— Diluted	(1.06)	(2.17)	(1.79)
Share-based compensation expenses were included in:
Cost of revenues	57	143	76
Research and development expenses	1,865	1,840	1,770
Sales and marketing expenses	43	45	53
General and administrative expenses	5,946	7,769	5,316

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	March 31, 2024	December 31, 2024	March 31, 2025
	USD	USD	USD
Net loss	(39,393)	(92,902)	(86,431)
Income tax expense	802	85,301	705
Interest income	(205)	(107)	(57)
Interest expense	-	260	351
EBIT	(38,796)	(7,448)	(85,432)
Depreciation and amortization expenses	6,873	8,038	7,513
EBITDA	(31,923)	590	(77,919)
Share-based compensation expenses	7,911	9,797	7,215
Impairment on property, equipment and software	-	4,043	-
Change in fair value of financial instruments other than derivatives	(2,340)	(17,213)	4,392
Excess of fair value of convertible preferred shares	376	22,052	28,179
Non-GAAP adjusted EBITDA	(25,976)	19,269	(38,133)